EXHIBIT 1

Independent Auditors' Consent

We consent to the use of our report dated January 30, 2004, appearing in this Annual Report on Form   40-F of Russel Metals Inc. for the year ended December 31, 2003.

/s/Deloitte and Touche LLP

Chartered Accountants

Toronto, Ontario
April 14, 2004